Exhibit 12.1

ASBURY AUTOMOTIVE GROUP, INC.

COMPUTATION OF FINANCIAL RATIOS

(in millions, except ratios)

Ratio of earnings to fixed charges	For the Six Months Ended June 30,	For the Year Ended December 31,
EARNINGS COMPUTATION:
	2013	2012	2011	2010	2009	2008
Income (loss) from continuing operations	$51.1	$83.3	$46.5	$35.4	$23.5	$(328.4)
Income tax expense (benefit)	31.9	50.0	28.7	22.1	14.0	(137.1)
Fixed charges	33.3	65.3	67.7	66.4	66.7	82.1
Amortization of capitalized interest	0.3	0.2	0.2	0.1	0.1	0.1
Capitalized interest	(0.6)	(0.9)	(0.4)	(0.5)	(0.4)	(1.1)

Earnings (loss) for purposes of computation	$116.0	$197.9	$142.7	$123.5	$103.9	$(384.4)

FIXED CHARGES COMPUTATION:
Interest expense	$17.9	$34.4	$38.1	$34.6	$34.1	$34.6
Floor plan interest expense	5.8	10.7	8.9	8.7	10.0	20.1
Amortization deferred financing fees	1.2	2.5	2.7	2.6	3.1	6.9
Swap interest expense	2.1	5.0	5.5	6.6	6.6	5.5
Interest component of rent expense	5.7	11.8	12.1	13.4	12.5	13.9
Capitalized interest	0.6	0.9	0.4	0.5	0.4	1.1

Fixed charges for purposes of computation	$33.3	$65.3	$67.7	$66.4	$66.7	$82.1

RATIO OF EARNINGS TO FIXED CHARGES	3.48x	3.03x	2.11x	1.86x	1.56x	— (1)

(1)	In 2008, we incurred $525.9 million of pre-tax impairment charges related to goodwill, franchise rights, other intangible assets and property and equipment. As a result of these impairment charges, our earnings for 2008 were inadequate to cover fixed charges by $466.5 million.